SIDLEY AUSTIN llp ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
jbiery@sidley.com (312) 853-7557	FOUNDED 1866

August 2, 2011

VIA EDGAR

Mr. Michael McTiernan, Assistant Director
Ms. Erin E. Martin, Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	Seneca Global Fund, L.P. (“Registrant”) - Registration Statement on Form S-1 (Reg. No. 333-175052)

Dear Mr. McTiernan and Ms. Martin:

We thank the Staff for its comment letter of July 6, 2011 (the “Comment Letter”) relating to the Registrant’s Registration Statement on Form S-1 filed on June 21, 2011.  We are filing today via EDGAR an attachment accompanying this letter which reflects changed pages of the prospectus portion of the Registrant’s Registration Statement revised to reflect your comments.  We anticipate filing the Registrant’s Amendment No. 1 to the Registration Statement once we have received and resolved comments from the Financial Industry Regulatory Authority, Inc.  For your convenience of reference, the comments included in the Comment Letter are set forth verbatim below, together with the Registrant’s responses thereto.

General

1.
We note that the fund’s investment objective is to seek appreciation of its assets over time through speculative trading of futures and over-the-counter contracts, including currency forwards. Please provide us with a detailed analysis as to how the fund will not be an investment company under the Investment Company Act and discuss, if applicable, any exemption you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

The Registrant is not an “investment company” as defined in the Investment Company Act of 1940 (the “1940 Act”) because the Registrant is an issuer primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.  The Registrant is primarily engaged in the business of investing, reinvesting and trading in commodity interests.  Therefore, the Registrant is excluded from the definition of the term “investment company” pursuant to Section 3(b)(1) of the 1940 Act, as interpreted in a line of SEC No-Action Letters applying this exclusion to commodity pools.  See Managed Futures Association, 1996 SEC No-Act. LEXIS 623 (July 15, 1996); Ft. Tryon Futures Fund Limited Partnership, 1990 SEC No-Act. LEXIS 1192 (August 16, 1990); E. F. Hutton and Company, Inc., 1983 SEC No-Act. LEXIS 2655 (July 22, 1983); Peavey Commodity Funds I, II and III, 1983 SEC No-Act. LEXIS 2576 (June 2, 1983).  (These No-Action Letters will be referred to collectively in this response as the “Peavey No-Action Letters.”)  The use of forward agreements that reference commodities is common practice for commodity pools, and the Staff of the Division of Investment Management has never challenged the 1940 Act status of a commodity pool by reason of its use of such instruments.  Indeed, the use of such instruments by commodity pools is commonplace, including by numerous commodity pools that have been reviewed by the Staff over the past several decades that this Firm has been involved in the representation of sponsors of such pools.

SEC Response Letter
August 2, 2011

The Peavey No Action Letters

We set forth below certain pertinent excerpts from the Peavey No-Action Letters setting forth the principles enumerated by the Staff in analyzing whether a commodity pool is “primarily engaged … in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities” within the meaning of Section 3(b)(1) of the 1940 Act.  These are the principles applicable to the Registrant and to the analysis of the Registrant’s status under the 1940 Act.

The Registrant has been specifically structured in a manner intended to conform to the advice of the Division of Investment Management in Peavey Commodity Funds I, II and III:

“In determining whether an entity which invests in futures, including futures in exempted securities and futures on indices of securities, and options on such futures, is otherwise an investment company, one must determine first whether the entity is otherwise within the definition of an investment company contained in section 3(a) of the Investment Company Act.  Generally, this would require a determination of whether the entity was, otherwise than by its investment in such futures or options on such futures, either primarily engaged in investing in securities so as to be an investment company under section 3(a)(1) [now Section 3(a)(1)(A)], of the Investment Company Act, or an entity with more than 40 percent of its total assets (exclusive of Government securities and cash items) in investment securities so as to be an investment company within section 3(a)(3) [now Section 3(a)(1)(C)], of the Investment Company Act.

If the entity was not an investment company within the meaning of section 3(a)(1), but was within 3(a)(3), the entity would, nevertheless, still not be an investment company if it was excepted by section 3(b)(1) as an entity which was primarily engaged, directly or through a wholly-owned subsidiary, in a business or businesses other than trading in securities.  In applying this provision to an entity engaged in investing in the aforementioned futures, we would, in accord with section 2(a)(1) of the [Commodity Exchange Act], consider the entity not to be subject to SEC jurisdiction under the Investment Company Act if it was directly or indirectly primarily engaged in the business of investing in futures.

In determining an entity’s primary engagement one usually looks to the composition of its assets, the sources of its income, the activities of its officers and employees, its representations, and its historical development.  The first two of these factors are usually regarded as the most telling.  However, it has been recognized that with respect to a commodity pool, a snapshot picture of its balance sheet contrasting the value of its futures contracts (unrealized gain on such contracts) with the value of its other assets, e.g., its reserves and margin deposits, which often are in the form of United States government notes, may not reveal the primary nature of the business.  In other words, the fact that such an entity, otherwise than by reason of its investment in futures, has more than 50 percent of its assets in securities would not necessarily indicate that it is primarily engaged in investing in securities.  See Alpha-Delta Fund (pub. avail. May 4, 1976).

SEC Response Letter
August 2, 2011

In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risk of loss.  Thus, at least with respect to such a company, a company’s intentions are of great importance in determining its primary business.  However, a company’s real intentions may be revealed by its operations and, therefore, its gains and losses in futures trading, in comparison to its gains and losses on its government securities and other securities would be relevant to a determination of the company’s primary business.  Such a comparison on an annual, or other suitable basis, may be more revealing of a company’s primary business than a comparison of the company’s net gains or losses in futures and options [on] futures trading with its net gains or losses in investing in securities, otherwise than by reason of investing in futures and options and options on futures, which figures would be affected by the company’s relative degree of success in these different areas.”

In Managed Futures Association, the Staff articulated the analysis required to determine the primary business of a commodity pool very clearly:

“Many commodity pools that are held out to the public as such can meet the definition of investment company in Section 3(a)(3) [now Section 3(a)(1)(C)] in view of the nature of their business.  A commodity pool that meets the definition of investment company in Section 3(a)(3) nonetheless may be excluded by Section 3(b) of the Investment Company Act.  Section 3(b)(1) excludes from the definition of investment company any issuer engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities, either directly or through wholly-owned subsidiaries.

In Tonopah Mining Co. of Nevada (“Tonopah”), the Commission adopted a five factor analysis for determining an issuer’s primary business for purposes of assessing the issuer’s status under the Investment Company Act.  Although the Commission decided Tonopah under Section 3(b)(2) of the Investment Company Act, the same factors are relevant to determining an issuer’s primary business under Section 3(b)(1).  These factors are:  (1) the company’s historical development; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the source of its present income.  In Tonopah, the Commission accorded the fourth and fifth factors the most weight.

The staff has recognized that a commodity pool’s balance sheet may not necessarily be a useful indicator of the pool’s primary business for purposes of assessing the pool’s status under the Investment Company Act.  The staff has taken the position, therefore, that in determining the primary business of a commodity pool, the most important factor to be considered is the portion of the pool’s business with respect to which it anticipates realization of the greatest gains and exposure to the largest risk of loss.  In our view, therefore, a commodity pool’s primary business should be deemed to be investing or trading in commodity interests if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities.”

SEC Response Letter
August 2, 2011

The SEC Staff has made it clear that an entity coming within Section 3(b)(1) would also not be an investment company within the meaning of Section 3(a)(1)(A) [previously Section 3(a)(1)].  “A resolution of AIDC’s status under one of these sections will also resolve its status under the other section.” Australian Industry Development Corporation, 1980 SEC No-Act. LEXIS 3581 (August 11, 1980).  Consequently, if the Registrant qualifies for the Section 3(b)(1) exclusion from “investment company” status under Section 3(a)(3) [now Section 3(a)(1)(C)], it should also not constitute an “investment company” under Section 3(a)(1) [now Section 3(a)(1)(A)].  Section 3(b)(1) is, by its terms, more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)] in that the exclusion of Section 3(b)(1) applies to entities which are primarily engaged in a business other than “investing, reinvesting, owning, holding, or trading, in securities,” whereas Section 3(a)(1) [now Section 3(a)(1)(A)] refers only to “investing, reinvesting, or trading, in securities.”  The Staff has recognized that this difference in language can support a finding that an entity is not an investment company under Section 3(a)(1) [now Section 3(a)(1)(A)] because its primary business would be owning or holding securities rather than investing, reinvesting, or trading in them.  See Dean Witter Principal Guaranteed Fund III L.P., 1992 SEC No-Act. LEXIS 889 (July 23, 1992).  As Section 3(b)(1) is more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)], if an issuer qualifies for the Section 3(b)(1) exclusion from Section 3(a)(3) “investment company” status, such issuer should also be excluded from the Section 3(a)(1) [now Section 3(a)(1)(A)] definition of “investment company.”

Analysis of the Registrant in light of Peavey

The Registrant looks primarily to commodity interests as its principal intended source of gains and anticipates that commodity interests present the primary risk of loss.  The term “commodity” is defined in Section 1(a)(4) of the Commodity Exchange Act and means, in addition to various enumerated agricultural commodities and other goods and articles (excluding onions and motion picture box office receipts), “all services, rights and interests in which contracts for future delivery are presently or in the future dealt in.”  Consequently, the “services, rights and interests” from which the Registrant’s forward contracts, if any, derive their value clearly are commodities within the meaning of the Commodity Exchange Act, as they derive their value from the same or substantially similar “services, rights and interests” as exchange-traded futures.  The Staff’s guidance in Peavey Commodity Funds I, II and III specifically refers to “futures, including futures in exempted securities and futures on indices of securities, and options on such futures,” clearly illustrating the Staff’s understanding that the term “commodity” is not limited to agricultural commodities and other goods and articles (excluding onions and motion picture box office receipts).  In Managed Futures Association, the staff refers to the pool’s investments or trading in “commodity interests,” not just futures and options on futures, clearly illustrating that the Staff’s understanding of the term “commodity interests” is not limited to exchange-traded futures and options on futures.  In fact, many commodity pools routinely use forward contracts (as well as swaps and other over-the-counter derivatives) that derive their value from a reference asset that is not presently the reference asset for any exchange-traded future.  A good example is emerging markets currencies.  Indeed, examples of commodity pools that, in addition to futures and options on futures, use forward contracts that derive their value from commodities (whether or not such commodities also serve presently as the reference asset for an exchange-traded future) are so numerous and common that an exhaustive list would be too long to include in this letter.  A few examples of commodity pools that use such instruments and with which the Staff is familiar include: The Frontier Fund (Registration No. 333-164629); Grant Park Futures Fund Limited Partnership (Registration No. 333-153862); RJO Global Trust (Registration No. 333-146177); IShares Diversified Alternatives Trust (Registration No. 333-153099); various series of ProShares Trust II (Registration No. 333-156888).

SEC Response Letter
August 2, 2011

While all derivatives, including exchange-traded futures and options on futures, when held in the portfolio of a registered investment company, may be viewed as securities for certain limited purposes under the 1940 Act (such as the capital structure limitations and leverage limitations set forth in Section 18 of the 1940 Act), their inclusion in the portfolio of a commodity pool that is excluded from the 1940 Act by reason of Section 3(b)(1) does not disturb the Section 3(b)(1) exclusion or the analysis of the Registrant under the Peavey No-Action Letters.

Other Peavey Criteria

In addition to expected sources of profit and exposure to risk of loss, the Peavey No-Action Letters require one to consider the issuer’s historical development, public representations of policy and the activities of those charged with its management.

Historical Development.  The development of the Registrant points clearly to its intention to be a commodity pool, not an investment company.  In fact, the entire purpose of the Registrant’s development has been precisely that the Registrant should operate as a commodity pool that is not also an “investment company” for regulatory purposes.  For example, Steben & Company, Inc. (the “General Partner”), the Registrant’s general partner is registered with the CFTC as the commodity pool operator of the Registrant.  The description of the Registrant’s business in its Registration Statement on Form S-1 is consistent with that of a commodity pool and inconsistent with that of an investment company.  The Limited Partnership Agreement of the Registrant (the “Limited Partnership Agreement”) is in general conformity with the Guidelines for Registration of Commodity Pool Programs adopted by the North American Securities Administrators Association, Inc., as amended, and specifically provides that a requirement to register as an investment company under the Investment Company Act of 1940 is an event causing dissolution of Registrant.  This factor clearly weighs in favor of the conclusion that the Registrant is not an investment company.

Representations.  The Registrant is represented to be a commodity pool, and the use of Registrant funds for futures margin, as described in the Registrant’s Registration Statement, is consistent with such representation.  This factor, too, clearly weighs in favor of the conclusion that the Registrant is not an investment company.

SEC Response Letter
August 2, 2011

Activities of Management.  The General Partner’s activities are entirely consistent with and support the conclusion that the Registrant is excluded pursuant to Section 3(b)(1) of the 1940 Act.  The General Partner organized the Registrant to be a commodity pool the trading activity of which to be managed specifically by registered commodity trading advisors implementing futures and forwards trading strategies on behalf of the Registrant.  This activity is consistent with acting as a commodity pool operator and commodity trading advisor, not with operating or advising an investment company.  This factor, too, clearly weighs in favor of the conclusion that the Registrant is not an investment company.

Conclusion

The Registrant clearly is within the exclusion from the definition of the term “investment company” set forth in Section 3(b)(1) of the 1940 Act, as interpreted by the Staff of the Division of Investment Management in the Peavey No-Action Letters.  A forward contract (or other derivative) that derives its value from a reference asset that is a commodity interest is a natural instrument for inclusion in the portfolio of a commodity pool.  The use of forward contracts by the Registrant does not alter the conclusion that the Registrant is excluded from the definition of the term “investment company” pursuant to Section 3(b)(1) of the 1940 Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

2.
Please revise this section to include a discussion of your expenses related to the compensation of your general partner and the trading advisor.  Highlight the changes in net asset value that resulted in the fees paid.

Registrant has included summary income statement information, including with respect to general partner and trading advisor compensation expenses, as well as information related to change in aggregate net asset value during the periods or years covered.

3.
Please revise this section to include a discussion of your experience with your redemption program.  Disclose the number of request received, filled, and the average price at which you redeemed such units during the reported periods and discuss the effects such redemptions had on your liquidity and trading activities, if any.

Registrant is a typical commodity pool the assets of which consist almost entirely of cash and cash equivalents held in accounts in the name of Registrant for which there are liquid and ready markets and for which there is Level 1 or, for a small percentage of Registrant’s assets, Level 2 certainty as to fair value.  Pursuant to the terms of the Limited Partnership Agreement, limited partners have a contractual right to redeem their Units at any month end upon not less than five business days’ prior notice to Registrant, without limitation (other than a minimum $1,000 redemption amount and a requirement to maintain a $10,000 minimum capital account balance if the redeeming limited partner intends to remain an investor in Registrant).  There are no gating mechanisms or other constraints on a limited partner’s right to redeem that would lead any investor to believe that his or her redemption request may not be honored in full, and, unlike what can be the case with other investment vehicle types, mutual funds or non-traded REITs, for example, Registrant does not have to liquidate investment assets to meet redemption requests (although Registrant generally does scale its futures and forward market positions up or down to account for net increases or decreases in net asset value as of each month end and redemption payments may be delayed if unusual market circumstances prevent liquidation of, and thus pricing of, commodity interests).

SEC Response Letter
August 2, 2011

Registrant is an open-end investment vehicle and issues and redeems units at each month end at the then current net asset value per unit and thus the (unweighted) average net asset value per unit at which investors redeem units during any period (excluding the month-end in which a unit of any Series was first issued) is the same at which investors purchase units during the same period.  Accordingly Registrant does not believe that the average redemption price per unit is particularly meaningful information for prospective investor considering an investment in Registrant as the timing of redemptions represented in the average redemption price is wholly within the control of the redeeming investors and not the Registrant (or the prospective investor) and in itself is not representative of any particular investment experience in Registrant as redeeming investors represented in the average redemption price may have all realized gains or all realized losses or some may have realized gains and some may have realized losses, and will all likely have different holding periods etc.  Registrant believes that the performance information already included in Registrant’s prospectus (see Performance of the Fund beginning on page __ of Registrant’s Registration Statement showing the monthly and annual compounded rate of return, pursuant to CFTC requirements, for each Series of units) provides prospective investors with more meaningful information about Registrant’s performance profile than would the average redemption price per unit during any period, which, as mentioned, reflects decisions by persons other than Registrant (or the prospective investor), and respectfully requests the Staff to reconsider the specifics of this comment.  However, in response to the Staff’s comment, Registrant has included in the MD&A disclosure as to the dollar amount of subscriptions and redemptions during each year, or portion thereof, covered in the MD&A and the range of unit prices at which units were issued and redeemed during the same periods.  Registrant has also clarified, in the MD&A, that, within very broad ranges of capitalization, Registrant’s trading positions will increase or decrease in approximate proportion to Registrant’s size and that redemptions do not have an impact on Registrant’s liquidity or the net asset value of the units.  We are hopeful that we have satisfactorily addressed the Staff’s concerns.

Very truly yours,

/s/ James B. Biery
James B. Biery

cc:           John Grady
Daniel F. Spies